UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 30, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Peregrine Pharmaceuticals, Inc.

File No. 001-32839 - CF#25399

_____

Peregrine Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on July 14, 2010.

Based on representations by Peregrine Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.15 through July 14, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel